Exhibit 99.2

Recent Developments

Preliminary Estimated Unaudited Combined Financial Results for the Three Months and the Year Ended December 31, 2019

Our preliminary estimated unaudited combined Net revenues, Net income and Adjusted EBITDA for the three months and year ended December 31, 2019 are set forth below. We have provided a range for these preliminary financial results because our closing procedures for our fiscal quarter and year ended December 31, 2019 are not yet complete. Our preliminary estimates of the combined financial results set forth below are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change. Our preliminary estimates contained in this prospectus are forward-looking statements. Our actual results remain subject to the completion of management’s final review and our other closing procedures, as well as the completion of the audit of our annual combined financial statements. Accordingly, you should not place undue reliance on these preliminary financial results, which may differ materially from actual results. See “Risk Factors”, “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain factors that could result in differences between the preliminary estimated unaudited combined financial results reported below and the actual results. Our actual audited combined financial statements and related notes as of and for the year ended December 31, 2019 are not expected to be filed with the SEC until after this offering is completed.

These preliminary estimates are not a comprehensive statement of our combined financial results for the three months and the year ended December 31, 2019, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates for the three months and the year ended December 31, 2019 are not necessarily indicative of the results to be achieved in any future period. Our actual financial results for the three months and year ended December 31, 2019 may differ from these preliminary estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between the date of this prospectus and the time that financial results for the three months and year ended December 31, 2019 are finalized.

The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to this preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

	For the three months ended December 31,			For the year ended December 31,
	2019		2018	2019		2018
	Low	High		Low	High
(in millions)	(estimated)		(actual)	(estimated)		(actual)
Preliminary Estimated Statement of Income Data:
Net revenues	$827	$843	$907	$3,024	$3,040	$3,142
Net income	$85	$89	$84	$220	$224	$176
Adjusted EBITDA (non-GAAP)	$209	$219	$224	$650	$660	$647

Three Months Ended December 31, 2019 Compared with the Three Months Ended December 31, 2018

For the three months ended December 31, 2019, we expect Net revenues to be in the range of $827 million to $843 million compared to $907 million in the three months ended December 31, 2018. The expected decline in Net revenues was primarily due to unusually high demand in the three months ended December 31, 2018 as customers increased inventory levels due to uncertainty regarding availability of future transportation. As expected, this trend did not repeat in the three months ended December 31, 2019. The expected decrease in Net revenues is also attributable to changes made earlier in fiscal year 2019, including the exit of certain store branded business and lower pricing for certain of our cooking products to support our customers in achieving certain key retail price points.

For the three months ended December 31, 2019, we expect Net income to be in the range of $85 million to $89 million compared to $84 million for the three months ended December 31, 2018. The expected Net income for the year ended December 31, 2019 includes the benefit of favorable material prices, primarily resin and aluminum, and lower interest expense, net, following our reduction in related party borrowings during the second quarter of fiscal year 2019. These benefits are partially offset by the decline in Net revenues, for the reasons discussed above, particularly the customer inventory build in the three months ended December 31, 2018, and transaction-related costs associated with this offering and our separation from RGHL Group.

For the three months ended December 31, 2019, we expect Adjusted EBITDA to be in the range of $209 million to $219 million compared to $224 million in the three months ended December 31, 2018. This expected decline in quarterly Adjusted EBITDA is primarily due to the decline in Net revenues, for the reasons discussed above, particularly the customer inventory build in the three months ended December 31, 2018 and lower 2019 pricing, partially offset by favorable material prices, primarily resin and aluminum.

Year ended December 31, 2019 Compared with the Year Ended December 31, 2018

For the year ended December 31, 2019, we expect Net revenues to be in the range of $3,024 million to $3,040 million compared to $3,142 million in the year ended December 31, 2018. The expected decline in Net revenues was largely due to unusually high demand in the fourth quarter of 2018 as customers increased inventory levels due to uncertainty regarding availability of future transportation, lower foodservice and reroll sales, the exit of certain store branded business and lower pricing for certain of our cooking products to support our customers in achieving certain key retail price points.

For the year ended December 31, 2019, we expect Net income to be in the range of $220 million to $224 million compared to $176 million for the year ended December 31, 2018. This expected increase in Net income reflects the combination of favorable material prices, primarily resin and aluminum, and a lower interest expense, net, following our reduction in related party borrowings during the second quarter of fiscal year 2019. The benefit from these items was partially offset by the combination of higher manufacturing costs, the impact of lower foodservice and reroll sales and lower pricing, as discussed above in Net Revenues, and transaction-related costs associated with this offering and our separation from RGHL Group.

For the year ended December 31, 2019, we expect Adjusted EBITDA to be in the range of $650 million to $660 million compared to $647 million for the year ended December 31, 2018. This expected full year increase in Adjusted EBITDA, was driven by favorable material prices, primarily resin and aluminum, partially offset by higher manufacturing costs and the impact of unusually high demand in fourth quarter 2018 as customers increased inventory levels, lower foodservice and reroll sales and lower pricing, as discussed above in Net Revenues.

Reconciliation of Net Income to Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. See “-Summary Historical and Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - How We Assess the Performance of Our Business” for a discussion on how we define Adjusted EBITDA and why believe this measure is important. The following table presents a reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
	2019		2018	2019		2018
	Low	High		Low	High
(in millions)	(estimated)		(actual)	(estimated)		(actual)
Net income-GAAP	$85	$89	$84	$220	$224	$176
Income tax expense (benefit)(a)	33	35	33	77	79	57
Interest expense, net	35	37	68	209	211	280
Depreciation and amortization	27	29	21	90	92	87
Factoring discount(b)	10	10	8	25	25	22
Allocated related party management fee(c)	3	3	4	10	10	10
Transaction-related costs(d)	18	19	—	30	31	—
Unrealized (gains) losses on derivatives(e)	—	—	6	(9)	(9)	14
Business rationalization costs(f)	(1)	(1)	—	—	—	4
Defined benefit plan settlement loss	—	—	—	—	—	—
Other(g)	(1)	(2)	—	(2)	(3)	(3)
Adjusted EBITDA (non-GAAP)	$209	$219	$224	$650	$660	$647

(a)
This preliminary estimated range reflects our provisionally determined amounts for the computation of income tax expense. The finalization of our computation of income tax expense requires a detailed evaluation of all income statement and balance sheet information, the finalization of return to provision adjustments and the finalization of our analysis of regulatory updates. These processes are not complete. The preliminary estimated income tax expense range also considers several factors outlined in “Risks Factors-Risks Related to our Business-Tax legislation initiatives or challenges to our tax positions could adversely affect our operations and financial condition.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies-Income Taxes.”

(b)
Reflects the loss on sale that we incur when we sell our U.S. trade receivables through RGHL Group’s securitization facility. In conjunction with this offering, we will cease to participate in this facility.

(c)
Reflects our allocation, from RGHL Group, of a management fee that is charged by Rank to RGHL Group. We will not be required to pay any portion of this management fee after the closing of this offering.

(d)
Reflects costs during the three months and the fiscal year ended December 31, 2019 related to the IPO process that cannot be offset against the expected future IPO proceeds, as well as costs related to our preparations to operate as a stand-alone public company.

(e)	Reflects the mark-to-market movements in our commodity derivatives.

(f)	Reflects primarily employee termination costs, net of adjustments, associated with rationalizing our operations in Canada.

(g)	Includes the amortization of actuarial gains related to our postretirement benefit plan.